Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 17 dated December 23, 2010

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 17 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 17 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 15 dated November 23, 2010, which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010 and Supplement No. 16 dated December 15, 2010. Capitalized terms used in this Supplement No. 17 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Offering Extension

Our board of trustees has approved an extension of this offering until January 30, 2012. Under the rules promulgated by the SEC, we could continue this offering in some circumstances until July 28, 2012. If we extend this offering beyond January 30, 2012, we will provide that information in a prospectus supplement. In many states, we will need to renew the registration statement or file a new registration statement to continue this offering for these periods. We may terminate this offering at any time.

Duke joint venture Office Portfolio

On December 17, 2010, the Duke joint venture entered into a purchase and sale agreement with Duke, Duke Secured Financing 2009-1PAC, LLC and Duke Realty Ohio, affiliates of Duke, for the acquisition of up to $516,650,000 in office real property assets, or the Office Portfolio. The Office Portfolio consists of 20 office properties that are expected to be contributed to the Duke joint venture in three separate tranches. We own an 80% interest and Duke owns a 20% interest in the Duke joint venture. On December 21, 2010, the Duke joint venture acquired fee interests in the first tranche of properties as described further below.

Property and Market	Address	Year Built	Major Tenant[1]	Net Rentable Square Feet	Major Tenant Lease Expiration[1]	Approximate Purchase Price[2]	Pro Rata Share of Approximate Purchase Price[3]	Percentage Leased	Acquisition Fee[4]	Estimated Acquisition Cap Rate[5]
McAuley Place / Cincinnati, Ohio	4600 McAuley Place, Blue Ash, Ohio	2001	Mercy Health Partners of South West Ohio[6]	190,733	08/2023	$35,000,000	$28,000,000	99%	420,000	9.6%
Easton III / Columbus, Ohio	3344 Morse Crossing, Columbus, Ohio	2005	Lane Bryant[7]	135,485	01/2019	$18,000,000	$14,400,000	100%	216,000	8.1%

Point West I / Dallas, Texas	1525 S. Beltline Road, Coppell, Texas	2008	American Home Mortgage Services, Inc.[8]	182,700	11/2016	$29,500,000	$23,600,000	100%	354,000	8.5%

Sam Houston Crossing I / Houston, Texas	10343 Sam Houston Park Drive, Houston, Texas	2007	AMEC Paragon, Inc.[9]	159,175	05/2018	$25,500,000	$20,400,000	100%	306,000	8.7%

Regency Creek I / Raleigh, North Carolina	12040 Regency Parkway, Cary, North Carolina	2008	ABB, Inc.[10]	122,087	08/2017	$22,500,000	$18,000,000	100%	270,000	8.8%

533 Maryville Centre / St. Louis, Missouri	533 Maryville University Drive, St. Louis, Missouri	2000	Eveready Battery Company, Inc.[11]	125,296	04/2021	$23,877,520	$19,102,016	100%	286,530	8.2%

555 Maryville Centre / St. Louis, Missouri	555 Maryville University Drive, St. Louis, Missouri	1999	—	127,082	04/2021	$19,472,480	$15,577,984	68%	233,670	6.0%

(1)	Major tenants represent tenants that currently occupy more than 50,000 of net rentable square feet. Properties which do not list a tenant are multi-tenant properties that do not currently have a single tenant that occupies more than 50,000 net rentable square feet.
(2)	Approximate total purchase price, exclusive of customary closing costs, paid by the Duke joint venture for each property.
(3)	Pro rata share of approximate purchase price is at our pro rata share of effective ownership for each of these properties, which was funded using net proceeds of this offering.
(4)	Acquisition fees payable to the Investment Advisor are not included in the total acquisition cost for the properties.
(5)	Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.
(6)	Mercy Health Partners of South West Ohio is a healthcare system comprised of five hospitals and 38 physician practices serving the greater Cincinnati, Ohio area.
(7)	Lane Bryant, a division of Charming Shoppes, Inc. (NASDAQ:CHRS), is a chain of women’s retail clothing stores with over 850 stores in 48 states.
(8)	American Home Mortgage Services, Inc. is one of the country’s largest servicers of Alt-A and subprime loans on behalf of banks and other investors.
(9)	AMEC Paragon, Inc. is a provider of project management and engineering services to the oil and gas industry.
(10)	ABB, Inc. is a leader in power and automation technologies for utility and industrial customers.
(11)	Eveready Battery Company, Inc. is a division of Energizer Holdings, Inc. (NYSE:ENR), which manufactures batteries and lighting products.

The following table summarizes the remaining properties in the Office Portfolio expected to be acquired by the Duke joint venture. Closing of each property is subject to certain contingencies and there is no assurance that any of the properties listed below will be acquired by the Duke joint venture.

List of Remaining Expected Properties

Property and Market	Year Built	Major Tenant(s)[1]	Net Rentable Square Feet	Estimated Closing Date
Norman Pointe I/ Minneapolis, MN	2000	NCS Pearson, Inc.	212,722	3/31/11

Norman Pointe II/ Minneapolis, MN	2007	General Services Administration; Hartford Fire Insurance Company	324,296	3/31/11

The Landings I/ Cincinnati, Ohio	2006	Citicorp North America, Inc.	175,695	3/31/11

The Landings II/ Cincinnati, Ohio	2007	—	175,076	3/31/11

One Eastern Oval / Columbus, Ohio	1997	—	125,031	3/31/11

Two Eastern Oval / Columbus, Ohio	1995	—	128,674	3/31/11

Weston Pointe I / Ft. Lauderdale, Florida	1999	—	97,579	6/30/11

Weston Pointe II / Ft. Lauderdale, Florida	2000	—	97,180	6/30/11

Weston Pointe III / Ft. Lauderdale, Florida	2003	American Intercontinental University	97,178	6/30/11

Weston Pointe IV / Ft. Lauderdale, Florida	2006	General Services Administration	96,175	6/30/11

One Conway Park / Chicago, Illinois	1989	—	105,000	6/30/11

West Lake at Conway / Chicago, Illinois	2008	—	99,538	6/30/11

5525 Parkcenter Circle / Columbus, Ohio	1996	Nationwide Mutual Insurance Co.	315,102	6/30/11

(1)	Major tenants represent tenants that currently occupy more than 50,000 net rentable square feet. Properties which do not list a tenant are multi-tenant properties that do not currently have a single tenant that occupies more than 50,000 net rentable square feet.

Upon the entry into the purchase and sale agreement, we entered into an amended and restated limited liability company agreement, or the Amended and Restated LLC Agreement, for the Duke joint venture. The Amended and Restated LLC Agreement generally contains the same terms and conditions as the Limited Liability Company Agreement dated June 12, 2008, except for the following material changes: (i) Duke has granted us a call option to acquire Duke’s entire interest in the Duke joint venture which such interest shall be valued based on the opinions of qualified appraisers and which we can elect to exercise anytime after June 30, 2012 upon the occurrence and adoption by resolution of certain triggering events and (ii) the Duke joint venture has certain rights to participate in the development of certain adjacent and nearby parcels of land currently owned by Duke.

Acquisition of Rickenbacker III (National Industrial Portfolio)

We have acquired the seventh and remaining property in the National Industrial Portfolio, using the net proceeds from this offering, as detailed below.

Property and Market	Year Built	Tenant	Net Rentable Square Feet	Percentage Leased	Lease Expiration	Approximate Total Acquisition Cost	Estimated Acquisition Cap Rate[1]
Rickenbacker III / Columbus, Ohio	2001	Genco I, Inc.[2]	679,155	60.7%	12/2013	$13,750,000	4.9%

(1)

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.

(2)	Genco I, Inc. is a subsidiary of GENCO Supply Chain Solutions a provider of contract logistics services and a leading wholesaler of surplus inventories.

Upon closing, we paid the Investment Advisor a $206,250 acquisition fee.

First Quarter Distribution

Our board of trustees has approved a quarterly distribution to shareholders of $0.15 per common share for the first quarter of 2011. The distribution will be calculated on a daily basis and paid on April 15, 2011 to shareholders of record during the period from January 1, 2011 through and including March 31, 2011.

Third Amended and Restated Advisory Agreement

On December 21, 2010, we entered into that certain third amended and restated advisory agreement, or the Amended Advisory Agreement, with CBRE OP and Investment Advisor. The third amended and restated advisory agreement contains the same terms and conditions as the second amended and restated advisory agreement dated January 30, 2009, except that the term of the agreement has been extended to April 30, 2011, subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties.